

Wanda Witoslawski · 3rd

CFO at X Wine Railroad

Las Vegas, Nevada, United States · 315 connections ·

Contact info

X Wine Railroad

 **University of Gdansk**

Experience

Chief Financial Officer

X Wine Railroad · Full-time

Aug 2017 – Present · 3 yrs 4 mos

CFO

United Rail, Inc.

Jul 2018 – Present · 2 yrs 5 mos

Las Vegas, Nevada

CFO

Las Vegas Xpress

May 2011 – Present · 9 yrs 7 mos

Las Vegas, Nevada Area

Controller

Liberty Capital Asset Mgmnt

Jan 2007 – Apr 2009 · 2 yrs 4 mos

Controller

Shearson Home Loans

Jan 2005 – Dec 2006 · 2 yrs

Education



University of Gdansk

Master's degree, Economics

1982 – 1987

